Exhibit 12

GOL LINHAS AÉREAS INTELIGENTES S.A.

COMPUTATION OF RATIO OF EARNINGS TO FIXED ASSETS

	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Six-months ended on June 2007
Earnings:
Income before income taxes	52,999	264,135	587,280	717,522	798,962	111,247
Total Fixed Charges less capitalized interest	33,025	44,525	37,748	45,500	95,412	90,516

Earnings Before Fixed Charges	86,024	308,660	625,028	763,022	894,374	201,763

Fixed Charges:
Interest expensed, net of capitalized interest	16,530	20,910	13,445	19,383	66,378	68,015
Capitalized interest			3,216	17,113	16,733	8,706
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	886	1,871
Interest within rental expense	16,495	23,615	24,303	26,117	28,148	20,630

Total Fixed Charges	33,025	44,525	40,964	62,613	112,145	99,222

Ratio of Earnings to Fixed Charges	2.60	6.93	15.26	12.19	7.98	2.03